SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 FORM 12b-25

                                         Commission File Number 000-24149

                         NOTIFICATION OF LATE FILING

        (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

   For Period Ended:             December 31, 1998
                     ----------------------------------------------------

   [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

   For the Transition Period Ended:  ____________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 N/A
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                       PART I.  REGISTRANT INFORMATION


   Full name of registrant     Central Illinois Bancorp, Inc.
                           ---------------------------------------------

   Former name if applicable

                                 N/A
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   Address of principal executive office (STREET AND NUMBER)

                       N27 W24025 Paul Court
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   City, State and Zip Code      Pewaukee, Wisconsin  53072
                            --------------------------------------------





                      PART II.  RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III.  NARRATIVE

             State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The registrant is filing a Form 10-K for its first fiscal year since becoming a public company through the filing of a Form 10, as amended, on June 25, 1998. The Company changed accountants in November 1998, and the preparation by the Company of its financial statements and Guide 3 tables to comply with Securities and Exchange Commission requirements took longer than anticipated. Additional time is required to process final changes.

                         PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

        Steven T. Klitzing     (414)            695-6010
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        (Name)              (Area Code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
   Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X]  Yes  [  ] No





        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ X ]  Yes  [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Central Illinois Bancorp, Inc. has experienced significant growth over the past few years. This growth continued during 1998, resulting in significant changes in the balance sheet and income statement as compared to the prior fiscal year. These changes will be reported in the 10-K. The following table contains the total assets and net income for Central Illinois Bancorp, Inc. for the prior five years.


                         1998         1997      1996      1995      1994
                       -------------------------------------------------
                                      (Dollars in thousands)

   Total Assets        1,186.0        807.3     550.6     354.8     228.7

   Net Income              9.5          5.3       3.6       2.3       1.3


                            Central Illlinois Bancorp, Inc.
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          (Name of registrant as specified in charter/Name of plan)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Central Illinois Bancorp, Inc.



   Date  April 1, 1999           By: /s/ Steven T. Klitzing
        ---------------              -----------------------------------
                                         Steven T. Klitzing
                                         Senior Vice President and
                                           Chief Financial Officer